Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b) under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
SEC Registration Statement No.: 333-147304
The information presented, which includes an email from TD Banknorth sent to TD Banknorth employees, Commerce Bancorp, Inc. employees and TD Bank Financial Group employees on January 22, 2008, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described earlier: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus that has been mailed to Commerce shareholders and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS AN EMAIL FROM TD BANKNORTH SENT TO TD BANKNORTH EMPLOYEES, COMMERCE BANCORP, INC. EMPLOYEES AND TD BANK FINANCIAL GROUP EMPLOYEES ON JANUARY 22, 2008.
January 22, 2008

TO:	TD Banknorth Employees
Commerce Employees
TDBFG AVPs and Above

FROM:	Bharat Masrani
President and CEO, TD Banknorth

CC:	D. DiFlorio
B. Falese
J. Fridlington
Please share with your teams
SUBJECT: Integration Planning Update
Highlights:
-	Integration Blueprints complete

-	Shareholder vote

-	Managing our recruiting efforts

-	Enhancing our culture: an ongoing dialogue
With 2008 underway, I want to wish each of you a Happy New Year as well as provide you with the latest update on our integration planning. 2008 is going to be an exciting year, and we have a lot to celebrate! I am delighted to share with you that we are making tremendous progress on our plans to leverage the best from TD, TD Banknorth and Commerce to create a true North American Powerhouse centered on unparalleled convenience and legendary service.
Integration Blueprints complete
The Integration Committees have been hard at work and have completed Blueprints for each of their areas. These have been presented to the Executive Decisioning Committee – consisting of Dennis DiFlorio, Bob Falese, John Fridlington and myself – for review and consideration. The Blueprints are high-level recommendations designed to enhance the Customer experience, align our operating systems and corporate functions, confirm financial synergies and determine quick wins for Customers, Employees and

Shareholders. As plans are finalized, we will be sharing additional detail with you in the coming weeks and months.
I have been incredibly impressed with the quality of the Integration Blueprints and am particularly pleased that the recommendations are consistent with our Integration Principles to protect and enhance the Customer experience, treat Employees fairly and with respect, and leverage the best and most cost-effective applications and processes to meet the needs of the new, stronger combined entity. I would like to extend a heartfelt thanks to everyone including the Chairs, Co-Chairs and Integration Team Members who contributed to this extraordinary effort. I know the Blueprints involved a tremendous amount of hard work and collaboration under extremely tight timelines and that many people worked over the holidays to deliver this really great work.
Shareholder vote date – February 6
One of the key milestones for the integration is obtaining Commerce Bancorp Shareholder approval for the transaction. Commerce Bancorp has set February 6, 2008, as the date for its Shareholders to vote on the approval of the merger agreement between TD and Commerce Bancorp. We will share news regarding the outcome of the vote as soon as it is available.
Managing our recruiting efforts
As we build a true North American Powerhouse, we will need to leverage the incredible talent we have at both Commerce and TD Banknorth. In order to maximize the number of job opportunities available to our Employees, we will be limiting external hiring in both companies over the next several months while we establish our staffing requirements going forward. If you have questions about how this will impact your business area, please consult with your manager and your Human Resources teams.
Enhancing our culture: an ongoing dialogue
As we combine our companies, it will be critical for us to build on the two great cultures already in place at both TD Banknorth and Commerce to forge a new, even stronger culture going forward. To a large extent, this will depend on both your input and engagement. In order to facilitate an ongoing dialogue, I am delighted to share with you two exciting initiatives to assist us in this effort.
First, we are undertaking a Culture Assessment to give us a clear understanding of both the similarities and differences between TD Banknorth and Commerce cultures and to help us define the desired culture for the new organization.
The Assessment will begin with a survey of randomly selected Employees at both Commerce and TD Banknorth representing a cross-section of business and functional areas. The survey will ask about our current cultures and, more importantly, what people would like the culture to look like in our new organization. We’ll also be interviewing leaders in both organizations and hosting a series of Employee Focus Groups on this topic. When the Assessment is completed later this spring, we will share the feedback, outcome and next steps as we work together to shape a new, even more vibrant culture based on the strengths of the combined organizations and our shared vision for the future.
The second initiative is an ongoing Integration Pulse survey. Beginning in February, all Employees at TD Banknorth and Commerce will be invited to participate in a quick, anonymous monthly survey regarding our integration activities, the evolution of our culture and how well we are delivering on our commitments. This survey will be an important opportunity for you to have your opinions heard and will help us assess and communicate progress toward our desired culture. We will provide quarterly updates on the results of the Integration Pulse and how we are planning to respond to your feedback.

I know that these two initiatives, combined with ongoing open communication and teamwork, will help us create a truly unique culture that will WOW! our Customers, Employees and Shareholders. Watch for more information about the Culture Assessment and Integration Pulse in the coming weeks as they are rolled out.
We’re well on our way
Lastly, I want to share with you how impressed and thankful I am for all of your efforts on behalf of our Customers even in the midst of the extensive integration planning underway. Your commitment and dedication is tremendous. We are well on our way to defining a new standard of excellence in North American financial services and I look forward to keeping you informed of our progress through these integration updates, postings to the integration sections on our corporate intranet sites and in meetings with your teams.
Regards,
Bharat
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause The Toronto-Dominion Bank’s (the “Bank”) results to differ materially from those described in the forward looking statements can be found in the Bank’s 2007 Annual Report on Form 40-F filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). In addition to the factors found in the Bank’s 2007 Annual Report, the following factors relating to the Commerce Bancorp, Inc. (“Commerce”) transaction, among others, could also cause actual results to differ materially from those expressed in the forward-looking statements described earlier: the ability to obtain the approval of the transaction by Commerce stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
The Bank and Commerce have filed with the SEC a Registration Statement on Form F-4 containing a definitive proxy statement/prospectus that has been mailed to Commerce shareholders and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about the Bank and Commerce, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Bank, Commerce, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2007, which was filed with the Securities and Exchange Commission on November 29, 2007, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce’s directors and executive officers is available in Commerce’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.